
May 20, 2024

Guida Sajdak
Chief Financial Officer and Executive Vice President
Western New England Bancorp, Inc.
141 Elm Street
Westfield, MA 01085

      Re: Western New England Bancorp, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2023
          File No. 001-16767

Dear Guida Sajdak:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance